Exhibit 99.1

Enerplus Announces 2014 Second Quarter Results Conference Call

CALGARY, July 30, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing our operating and financial results for the second quarter of 2014 prior to market open on Friday, August 8, 2014. A conference call hosted by Mr. Ian C. Dundas will be held at 8:30 AM MT (10:30 AM ET) to discuss these results. Details of the conference call are as follows:

Q2 Results Live Conference Call

Date:	Friday, August 8, 2014
Time:	8:30 AM MT (10:30 AM ET)
Dial-In:	647-427-7450 1-888-231-8191 (toll free)
Audiocast:	http://www.newswire.ca/en/webcast/detail/1387835/1539723

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	76199864

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 30-JUL-14